SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 11, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

THIS REPORT ON A FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-206365) OF NOKIA CORPORATION AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT

Enclosures:

Nokia stock exchange release dated January 11, 2016:

Redemption of USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. as part of Nokia’s planned capital structure optimization program

STOCK EXCHANGE RELEASE

January 11, 2016

Redemption of USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. as part of Nokia’s planned capital structure optimization program

Nokia Corporation

Stock Exchange Release

January 11, 2016 at 17:15 (CET +1)

Redemption of USD 1.85 billion senior notes issued by Alcatel-Lucent USA Inc. as part of Nokia’s planned capital structure optimization program

Espoo, Finland - Nokia announced today that the USD 1.85 billion aggregate principal amount of senior notes issued by Alcatel-Lucent USA Inc., comprising the USD 650 million 4.625% notes due July 2017, USD 500 million 8.875% notes due January 2020 and USD 700 million 6.750% notes due November 2020, will be redeemed in accordance with terms and conditions of the notes. Alcatel-Lucent USA Inc. is a subsidiary of Alcatel-Lucent S.A., the French company controlled by Nokia. The redemption is part of Nokia’s planned EUR 7 billion capital structure optimization program announced on October 29, 2015, which focuses on, among other things, reducing interest-bearing liabilities of the combined Nokia and Alcatel-Lucent by approximately EUR 2 billion.

The notice of redemption has been sent today by Alcatel-Lucent USA Inc. to the noteholders, and the redemption will take place on February 10, 2016.

“We are pleased to move forward quickly with the implementation of our capital structure optimization program” said Timo Ihamuotila, Chief Financial Officer. “Lowering the Group’s gross debt level is in line with Nokia’s long-term target of re-establishing its investment grade credit rating”.

Concurrent with the redemption of the Notes, Nokia will provide Alcatel-Lucent USA Inc. with a temporary revolving liquidity support facility until Nokia gains 100% ownership of Alcatel-Lucent.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the redemption and repayment of Alcatel-Lucent’s and Alcatel-Lucent USA Inc.’s senior notes, capital optimization program, the intragroup revolving credit facility and Nokia’s investment grade rating. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the ability of Nokia to integrate Alcatel Lucent into Nokia operations; the success of the reopened offers; the performance of the global economy; and the impact on the combined company (after giving effect to the transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal